Exhibit 11




Statement Regarding Computation of Earnings Per Share

(in 000's, except per share amounts)


                                    Three Months Ended        Six Months Ended

                                      July 1,  July 3,        July 1,   July 3,
                                       2000     1999           2000      1999

Weighted average shares outstanding   47,255   48,629         47,251    48,533

Effect of dilutive securities             82      922             95     1,003

Shares for diluted EPS                47,337   49,551         47,346    49,536


Net income                           $ 2,822  $29,224        $ 4,123   $50,379



Per share amounts:

  Basic                              $  0.06  $  0.60        $  0.09   $  1.04


  Diluted                            $  0.06  $  0.59        $  0.09   $  1.02
